MANAGEMENT’S DISCUSSION AND ANALYSIS

May 8, 2018 - The following Management’s Discussion and Analysis of financial results (“MD&A”) as provided by the management of Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) should be read in conjunction with the unaudited interim condensed financial statements of the Company for the three months ended March 31, 2018 and 2017, the audited financial statements of the Company for the years ended December 31, 2017 and 2016 and the related MD&A, and Bellatrix’s Annual Information Form, all of which are filed on SEDAR at www.sedar.com and on the Company’s website at www.bxe.com. The Company’s EDGAR filings and forms are available through the US Securities and Exchange Commission at www.sec.gov. Disclosure which is unchanged from the MD&A for the year ended December 31, 2017 may not be repeated herein. This commentary is based on information available to, and is dated as of, May 8, 2018. The financial data presented is in Canadian dollars, except where indicated otherwise.

OVERVIEW AND DESCRIPTION OF THE BUSINESS
Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.
Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “BXE”.
FIRST QUARTER 2018 HIGHLIGHTS

	Three months ended March 31,
	2018	2017
SELECTED FINANCIAL RESULTS
(CDN$000s except share and per share amounts)
Cash flow from operating activities	14,615	8,258
Per basic share (1)	$0.30	$0.17
Per diluted share (1)	$0.30	$0.14
Adjusted funds flow (2)	14,670	14,891
Per basic share (1)	$0.30	$0.30
Per diluted share (1)	$0.30	$0.26
Net profit (loss)	(12,901)	13,049
Per basic share (1)	($0.26)	$0.26
Per diluted share (1)	($0.26)	$0.23
Capital - exploration and development	24,232	43,978
Total capital expenditures - net (3)	22,074	51,219
Credit Facilities	56,890	41,466
Senior Notes	315,491	322,845
Convertible Debentures (liability component)	39,965	37,889
Adjusted working capital deficiency (2)	33,840	33,177
Total net debt (2)	446,186	435,377
Total assets	1,330,129	1,486,133
Total shareholders’ equity	761,233	877,502

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		Three months ended March 31,
SELECTED OPERATING RESULTS		2018	2017
Total revenue (3)		66,215	66,024
Average daily sales volumes
Crude oil, condensate and NGLs	(bbl/d)	9,477	8,631
Natural gas	(mcf/d)	163,579	156,715
Total oil equivalent	(boe/d)	36,740	34,750
Average realized prices
Crude oil and condensate	($/bbl)	77.01	67.30
NGLs (excluding condensate)	($/bbl)	26.42	18.18
Crude oil, condensate and NGLs	($/bbl)	38.25	31.71
Natural gas	($/mcf)	2.16	2.87
Natural gas (including risk management (4))	($/mcf)	2.50	3.09
Total oil equivalent	($/boe)	19.50	20.83
Total oil equivalent (including risk management (4))	($/boe)	20.68	21.81

Net wells drilled		5.2	10.6
Selected Key Operating Statistics
Operating netback (3)	($/boe)	7.90	8.35
Operating netback (3) (including risk management (4))	($/boe)	9.07	9.34
Transportation expense	($/boe)	1.99	1.03
Production expense	($/boe)	8.13	9.37
General & administrative expense	($/boe)	2.18	1.93
Royalties as a % of sales (after transportation)		11%	12%
COMMON SHARES
Common shares outstanding (5)		49,378,026	49,317,166
Weighted average shares (1)		49,378,026	49,317,166
SHARE TRADING STATISTICS
TSX and Other (6)
(CDN$, except volumes) based on intra-day trading
High		2.22	6.83
Low		1.24	4.85
Close		1.41	5.25
Average daily volume		522,415	192,786
NYSE
(US$, except volumes) based on intra-day trading
High		1.78	5.15
Low		0.99	3.63
Close		1.08	3.97
Average daily volume		138,069	101,002
(1) Basic weighted average shares outstanding for the three months ended March 31, 2018 were 49,378,026 (2017: 49,317,166).
In computing weighted average diluted profit (loss) per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted adjusted funds flow per share for the three months ended March 31, 2018, a total of nil (2017: nil) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options, and a total of nil (2017: 6,172,840) common shares issuable on conversion of the Convertible Debentures (as defined below) were added to the denominator for the three month periods resulting in diluted weighted average common shares outstanding of 49,378,026 (2017: 55,490,006).
(2) Refer to “Capital performance measures” in respect of the terms “adjusted funds flow”, “total net debt” and “adjusted working capital deficiency”.
(3) Refer to “Non-GAAP measures” in respect of the terms “operating netbacks”, “total capital expenditures - net” and “total revenue”.
(4) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.

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(5) Fully diluted common shares outstanding for the three months ended March 31, 2018 were 57,099,598 (2017: 57,552,026). This includes 1,548,732 (2017: 2,062,020) of share options outstanding and 6,172,840 (2017: 6,172,840) of shares issuable on conversion of the Convertible Debentures. Shares issuable on conversion of the Convertible Debentures are calculated by dividing the $50 million principal amount of the Convertible Debentures by the conversion price of $8.10 per share.
(6) TSX and Other includes the trading statistics for the TSX and other Canadian trading markets.
2018 FIRST QUARTER FINANCIAL AND OPERATIONAL RESULTS
SALES VOLUMES
Sales volumes averaged 36,740 boe/d for the three months ended March 31, 2018 an increase of 6% compared to 34,750 boe/d in the first quarter of 2017. First quarter 2018 average production of 36,740 boe/d (74% natural gas weighted) surpassed the Company’s 2018 revised average annual guidance (midpoint) estimate of 34,750 boe/d and represented a 1% decrease compared with average fourth quarter 2017 production volumes of 37,077 boe/d. Total sales volumes between the three months ended March 31, 2018 and March 31, 2017 increased as a result of production volumes added through strong results from development drilling in the Spirit River liquids rich natural gas play in 2017 and the first three months of 2018, partially offset by natural production declines and non-core dispositions completed in 2017.
Utilization remained strong at the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant at Alder Flats (the “Alder Flats Plant”) with an average utilization rate of 99% in the first quarter of 2018. The Alder Flats Plant continues to provide strategic benefits to Bellatrix including reduced operating costs, improved deep-cut liquids extraction, and reliability of processing including the ability to re-direct additional natural gas volumes during periods of third party facility constraints and unplanned downtime. Completion of Phase 2 of the Alder Flats Plant in the first quarter of 2018 adds an incremental 30 MMcf/d ownership capacity net to Bellatrix's 25% working interest and improves revenue generation through additional higher margin natural gas liquids (“NGL”) extraction, resulting in an improvement in the Company’s average corporate liquid weighting to approximately 26% in 2018.
Bellatrix maintains several long term firm transportation (“FT”) agreements, ensuring market egress for current and forecast natural gas volumes at multiple receipt points on the Nova Gas Transmission Ltd. (the “NGTL”) system. The NGTL system has experienced, and is expected to experience further curtailments of both interruptible and firm service capacity as the operator continues work in 2018 to expand capacity along the system. Having secured excess FT relative to the Company's current production levels, these recent system wide curtailments have had minimal impact on Bellatrix's ability to deliver volumes.

Sales Volumes
	Three months ended March 31,
	2018	2017
Crude oil and condensate (bbl/d)	2,217	2,378
NGLs (excluding condensate) (bbl/d)	7,260	6,253
Total crude oil, condensate and NGLs (bbl/d)	9,477	8,631
Natural gas (mcf/d)	163,579	156,715
Total sales volumes (6:1 conversion) (boe/d)	36,740	34,750
Crude oil, condensate and NGL sales volumes increased by 10% in the first quarter of 2018, averaging 9,477 bbl/d compared to 8,631 bbl/d in the same period in 2017. Sales of natural gas averaged 163.6 MMcf/d during the three months ended March 31, 2018 compared to 156.7 MMcf/d in the same period in 2017, an increase of 4%. The increase in the first quarter of 2018 resulted primarily from strong results from development drilling. In the first quarter of 2018, the Company focused drilling activity on the Spirit River liquids rich natural gas play, as well as focused capital investment in operational optimization activities to mitigate natural production declines.

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Drilling Activity - 2018
	Three months ended March 31, 2018
	Gross	Net	Success Rate
Spirit River	6	5.2	100%
Total	6	5.2	100%

Drilling Activity - 2017
	Three months ended March 31, 2017
	Gross	Net	Success Rate
Spirit River	9	7.8	100%
Ellerslie	2	0.8	100%
Cardium	2	2.0	100%
Total	13	10.6	100%
During the first quarter of 2018, Bellatrix drilled and/or participated in 6 gross (5.2 net) Spirit River liquids rich natural gas wells. The Company continues to focus capital investment in its low cost Spirit River natural gas play, which continues to deliver strong results at current natural gas and liquids prices, and to take advantage of the increased processing capacity at Phase 1 and 2 of the Alder Flats Plant. Bellatrix’s drilling activity in 2018 was weighted 100% towards liquids rich natural gas wells.
In the first quarter of 2017, Bellatrix drilled and/or participated in 9 gross (7.8 net) Spirit River liquids rich gas wells, 2 gross (2.0 net) Cardium wells, and 2 gross (0.8 net) non-operated Ellerslie liquids rich natural gas wells.
COMMODITY PRICES

Average Commodity Prices
	Three months ended March 31,
	2018	2017	% Change
Crude oil:
WTI (US$/bbl)	62.87	51.90	21
Canadian Light crude blend ($/bbl)	70.09	64.74	8
Bellatrix’s average realized prices ($/bbl)
Crude oil and condensate	77.01	67.30	14
NGLs (excluding condensate)	26.42	18.18	45
Crude oil, condensate and NGLs	38.25	31.71	21
Crude oil, condensate and NGLs (including risk management)(1)	37.07	31.74	17

Natural gas:
NYMEX (US$/MMBtu)	3.00	3.32	(10)
AECO daily index (CDN$/mcf)	2.07	2.69	(23)
AECO monthly index (CDN$/mcf)	1.85	2.94	(37)
Bellatrix’s average realized prices ($/mcf)
Natural gas	2.16	2.87	(25)
Natural gas (including risk management) (1)	2.50	3.09	(19)

Exchange rate (CDN$/US$1.00)	1.2646	1.3233	(4)
(1) Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.
Global crude oil prices fluctuated during the first quarter of 2018 as the global oil market continues to work towards rebalancing global storage levels. OPEC compliance to the production cuts was very high during the quarter, averaging 150% over February

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and March 2018. OPEC supply averaged 39.3 million barrels per day compared to 38.8 million barrels per day for the same period in 2017. Global oil demand averaged 99.7 million barrels per day in the first quarter of 2018, 2.1 million barrels per day higher than the first quarter of 2017. U.S. demand in the quarter was reported at 20.2 million barrels per day, an increase of 0.7 million barrels per day in the first quarter of 2017. Overall the trend for WTI oil prices was higher during the first quarter of 2018 with prices opening the quarter at US$60.20/bbl and closing at a price of US$64.94/bbl. Crude oil and petroleum product inventories in the United States increased over the first quarter of 2018 as expected. Overall, U.S. commercial crude inventories are almost 20% lower than at the peak in the first quarter of 2017, despite U.S. domestic production surpassing the 10 million barrel per day mark in March 2018. OPEC and Non-OPEC countries that agreed to production cuts in 2017 have maintained lower production levels, adding stability to oil prices and reducing global inventory levels.
In the first quarter of 2018, Bellatrix realized an average price of $77.01/bbl before commodity price risk management contracts for crude oil and condensate, an increase of 14% from the average price of $67.30/bbl received in the first quarter of 2017, due to the higher WTI pricing in the quarter. The pricing differential for Canadian Light crude in the first quarter of 2018 was wider than the differential in the first quarter of 2017 as Canadian inventories were at high levels due to downstream pipeline interruptions experienced in late 2017. Despite this change, the Canadian Light crude blend price increased by 8% and the average WTI crude oil benchmark price increased by 21% between the first quarters of 2018 and 2017.
Bellatrix’s average realized price for NGLs (excluding condensate) increased by 45% to $26.42/bbl during the first quarter of 2018, compared to $18.18/bbl received in the comparable 2017 period. Both propane and butane delivered higher prices in the Edmonton market compared to the first quarter of 2017. Propane inventories in the U.S. closed the first quarter of 2018 near a 5 year low, almost 14% below 2017 levels. Increased domestic use and export demand worked to reduce the inventories and provided much stronger pricing year over year. Conversely, western Canadian propane inventories closed the first quarter of 2018 at higher levels than the last two years. Butane prices historically correlate closely with WTI oil prices and as a result, actual prices realized by Bellatrix in the first quarter of 2018 compared to 2017 were higher, consistent with the gains in WTI.
NYMEX Henry Hub natural gas prices traded over a broad range during the first quarter of 2018 due to a record cold winter in North America. The prompt contract opened the month of January just above US$3.00/MMBtu and traded as high as US$3.66/MMBtu near the end of the month before striking a quarter-low price of US$2.53/MMBtu in mid-February. The record cold has reduced U.S. natural gas inventories to a four year low, adding support to prices as the market looks ahead to summer cooling demand as well as requirements to refill gas storage by the winter heating season.
Bellatrix’s natural gas sales are primarily priced with reference to the daily and monthly AECO indices, however Bellatrix added new Canadian and U.S. markets to its portfolio beginning in February 2018. During the first quarter of 2018, the AECO daily reference price decreased 23% and the AECO monthly reference price decreased 37% compared to the first quarter of 2017. The AECO market was severely impacted in the third quarter of 2017 with a change in the methodology used by a pipeline company to regulate the flow of available gas out of the Alberta market. Reductions in export pipeline capacity were significant and resulted in large volumes of natural gas being trapped in the AECO market. The combination of high demand due to a very cold winter season and an additional 1.5 Bcf/d of firm transport contracts on the TransCanada Pipeline ("TCPL") mainline that came into effect on November 1, 2017, provided support for the AECO spot market. Bellatrix’s active hedging program provides significant support to corporate revenues.
Bellatrix’s natural gas average sales price before commodity price risk management contracts for the first quarter of 2018 decreased by 25% to $2.16/mcf compared to $2.87/mcf in the same period in 2017. Bellatrix’s natural gas average price, after including commodity price risk management contracts for the three months ended March 31, 2018, averaged $2.50/mcf compared to $3.09/mcf in the comparative 2017 period.

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REVENUE
Total revenue of $66.2 million for the three months ended March 31, 2018 remained consistent with $66.0 million realized in the first quarter of 2017. Volumes for the three months ended March 31, 2018 increased by 6% when compared to the same period of 2017 which was offset by a decrease in commodity prices of 6% when compared to the same period of 2017.
Crude oil, condensate and NGL revenue before other income, royalties and commodity price risk management contracts for the three months ended March 31, 2018 increased by 32% to $32.6 million from $24.6 million realized during the same period in 2017. The increase in revenue realized between the periods was the result of a 21% increase in realized crude oil, condensate, and NGL prices and a 10% increase in sales volumes when compared to the first quarter of 2017.
For the three months ended March 31, 2018, total crude oil, condensate and NGL revenues contributed 51% of petroleum and natural gas sales, compared to 38% in the comparable 2017 period.
Natural gas revenue before other income, royalties and commodity price risk management contracts decreased by 21% in the first quarter of 2018 to $31.9 million from $40.5 million during the same period in 2017. This was a result of a 25% decrease in realized natural gas prices, offset by a 4% increase in sales volumes between periods.

Revenue
	Three months ended March 31,
($000s)	2018	2017
Crude oil and condensate	15,362	14,404
NGLs (excluding condensate)	17,262	10,229
Crude oil, condensate and NGLs	32,624	24,633
Natural gas	31,867	40,501
Petroleum and natural gas sales	64,491	65,134
Other income (1)	1,724	890
Total revenue	66,215	66,024
(1) Other income primarily consists of processing and other third party income.
COMMODITY PRICE RISK MANAGEMENT
The Company has a commodity price risk management policy which permits management to use various commodity price risk management strategies including fixed price contracts, collars, and the purchase of floor price options and other derivative financial instruments and physical delivery sales contracts to reduce the impact of price volatility for a maximum of 36 months beyond the transaction date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to adjusted funds flow, as well as to ensure Bellatrix realizes positive economic returns from its capital development and acquisition activities. The Company plans to continue its commodity price risk management strategies, focusing on maintaining sufficient cash flow to fund Bellatrix’s capital expenditure program. Any remaining production is realized at market prices.
As at March 31, 2018, the Company has entered into commodity price risk management arrangements as follows:

Natural gas fixed price arrangements

Type		Period	Volume	Price		Index
Natural gas fixed	Financial	April 1, 2018 to December 31, 2018	75,000 GJ/d	$2.69	CDN	AECO
Natural gas fixed	Financial	April 1, 2018 to October 31, 2018	9,000 GJ/d	$1.53	CDN	AECO
Natural gas fixed	Financial	April 1, 2019 to December 31, 2019	20,000 GJ/d	$1.79	CDN	AECO

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Natural gas basis differential arrangements

Type		Period	Volume	Price		Index
Natural gas	Financial	April 1, 2018 to October 31, 2018	10,551 GJ/d	$(1.17	) US	AECO 7A/NYMEX
Natural gas	Financial	April 1, 2019 to October 31, 2020	10,551 GJ/d	$(1.17	) US	AECO 7A/NYMEX
Natural gas	Financial	November 1, 2018 - October 31, 2020	10,551 GJ/d	$(1.19	) US	AECO 7A/NGI Chicago
Natural gas	Financial	November 1, 2018 - October 31, 2020	5,275 GJ/d	$(1.23	) US	AECO/Dawn Gas Daily

Natural gas liquids fixed differential arrangements

Type		Period	Volume	Fixed Differential	Index
Propane	Financial	April 1, 2018 to December 31, 2018	1,000 bbl/d	47% of NYMEX WTI	OPIS Conway Propane

Crude oil fixed price arrangements

Type		Period	Volume	Price		Index
Oil	Financial	April 1, 2018 to December 31, 2018	1,000 bbl/d	$70.14	CDN	WTI - NYMEX

Crude oil call option arrangements

Type		Period	Volume	Price		Index
Oil	Financial	April 1, 2018 to December 31, 2018	1,500 bbl/d	$80.00	CDN	WTI - NYMEX
Oil	Financial	January 1, 2019 to December 31, 2019	2,000 bbl/d	$80.00	CDN	WTI - NYMEX
When the Company has outstanding commodity price risk management contracts at a reporting date, the fair value, or mark-to-market value, of these contracts is reflected in its financial statements as an unrealized asset or liability. Fair value is based on the estimated amount that would have been received or paid to settle the contracts as at the reporting date and would differ from what would eventually be realized. Changes in the fair value of the commodity contracts are recognized in the Company’s Statements of Comprehensive Income (Loss).
The following are summaries of the gain (loss) on commodity price risk management contracts for the three months ended March 31, 2018 and 2017:

Commodity contracts
Three months ended March 31, 2018
($000s)	Crude Oil	Natural Gas	NGLs	Total
Realized cash gain (loss) on contracts	(850)	4,895	(161)	3,884
Unrealized gain (loss) on contracts (1)	(7,151)	(124)	3,253	(4,022)
Total gain (loss) on commodity contracts	(8,001)	4,771	3,092	(138)

Three months ended March 31, 2017
($000s)	Crude Oil	Natural Gas	NGLs	Total
Realized cash gain (loss) on contracts	—	3,069	21	3,090
Unrealized gain (loss) on contracts (1)	—	30,459	1,370	31,829
Total gain (loss) on commodity contracts	—	33,528	1,391	34,919
(1) Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.
ROYALTIES
Bellatrix pays royalties to the respective provincial governments and landowners where it operates. Each province that Bellatrix operates in has established a separate and distinct royalty regime which impacts Bellatrix’s average corporate royalty rate. The Company’s royalties are primarily paid in the province of Alberta.

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In the first quarter of 2018, the Company incurred $6.6 million in royalties, a decrease from $7.4 million in the first quarter of 2017. As a percentage of petroleum and natural gas sales revenue (after transportation costs), royalties were 11% in the three months ended March 31, 2018, compared to 12% in the comparative 2017 period. Lower average corporate royalty rates period over period reflect the impact from lower natural gas commodity prices, as well as increased gas cost allowance ("GCA") credits for the first quarter of 2018 related to infrastructure and facilities expenditures.

Royalties by Commodity Type
	Three months ended March 31,
($000s, except where noted)	2018	2017
Crude oil, condensate, and NGLs	8,475	6,841
$/bbl	9.94	8.81
Average crude oil, condensate and NGL royalty rate (%)	30	28

Natural Gas	(1,862)	550
$/mcf	(0.13)	0.04
Average natural gas royalty rate (%)	(6)	1
Total	6,613	7,391
Total $/boe	2.00	2.36
Average total royalty rate (%)	11	12

Royalties by Type
	Three months ended March 31,
($000s)	2018	2017
Crown and IOGC royalties	2,841	5,770
Freehold & GORR	3,772	1,621
Total	6,613	7,391
The Company’s royalties were impacted by the higher crude oil, condensate and NGL prices affect on the gross overriding royalty (“GORR”) rates as well as the Crown and IOGC royalties impacted by the increased GCA credits.

EXPENSES
	Three months ended March 31,
($000s)	2018	2017
Production	26,884	29,317
Transportation	6,573	3,233
Royalties	6,613	7,391
General and administrative	7,220	6,037
Interest and financing charges (1)	9,494	9,400
Share-based compensation	(543)	496
(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).

EXPENSES PER BOE
	Three months ended March 31,
($/boe)	2018	2017
Production	8.13	9.37
Transportation	1.99	1.03
Royalties	2.00	2.36
General and administrative	2.18	1.93
Interest and financing charges (1)	2.87	3.01
Share-based compensation	(0.16)	0.16
(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).

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PRODUCTION EXPENSES
Production expenses for the three months ended March 31, 2018 totaled $26.9 million ($8.13/boe), compared to $29.3 million ($9.37/boe) in the same period of 2017. Production expenses of $26.9 million in the first quarter of 2018 are consistent with production expenses of $26.7 million in the fourth quarter 2017. First quarter 2018 production expenses averaged $8.13/boe, a reduction of $1.24/boe from the $9.37/boe production expenditure level in the first quarter of 2017. Production expenses decreased on a per boe basis between the first three months of 2018 and the comparative period in 2017 as a result of the disposition of higher cost structure non-core properties. In addition, the Company continues to undertake cost containment efforts focused on increased operational efficiencies, field optimization work, and increased competitive pricing of contract services. With the completion of Phase 2 of the Alder Flats Plant the Company forecasts additional reductions in per unit production expenses during the remainder of 2018, with a full year revised guidance range of $7.65/boe to $8.00/boe.

Production Expenses by Commodity Type
	Three months ended March 31,
($000s, except where noted)	2018	2017
Crude oil, condensate and NGLs	7,030	7,381
$/bbl	8.24	9.50

Natural gas	19,854	21,936
$/mcf	1.35	1.56
Total production expenses	26,884	29,317
Total $/boe	8.13	9.37
TRANSPORTATION
Transportation expenses for the three months ended March 31, 2018 were $6.6 million ($1.99/boe), compared to $3.2 million ($1.03/boe) in the same period in 2017. The increase in transportation costs per boe in the first three months of 2018 compared to the same period in 2017 was primarily due to secured transportation agreements previously entered into for Phase 2 of the Alder Flats Plant which were based on the initial expected start-up date for the expansion.  Due to deferred start-up of Phase 2 relative to initial plans, Bellatrix maintained excess transportation capacity for the months leading up to its start up at the end of the first quarter of 2018.
OPERATING NETBACK

Operating Netback - Corporate
	Three months ended March 31,
($/boe)	2018	2017
Total Revenue (1)	20.02	21.11
Production	(8.13)	(9.37)
Transportation	(1.99)	(1.03)
Royalties	(2.00)	(2.36)
Operating netback(2)	7.90	8.35
Risk management gain (loss) (3)	1.17	0.99
Operating netback after risk management	9.07	9.34
(1) Total Revenue includes petroleum and natural gas sales and other income.
(2) Refer to “Non-GAAP measures” for the term “operating netbacks”.
(3) Risk management includes realized gains or losses on commodity contracts and excludes unrealized gains or losses on commodity contracts.
During the three months ended March 31, 2018, the Company’s corporate operating netback before commodity risk management contracts decreased by 5% to $7.90/boe compared to $8.35/boe in the first quarter of 2017. The reduced netback realized in the first quarter of 2018 was primarily the result of the 25% decrease in average realized natural gas prices and higher transportation expenses, offset partially by lower production and royalty expenses. After including commodity risk

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management contracts, the corporate operating netback for the three months ended March 31, 2018 was $9.07/boe compared to $9.34/boe in the first quarter of 2017. Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

Operating Netback - Crude Oil, Condensate, and NGLs
	Three months ended March 31,
($/bbl)	2018	2017
Sales	38.25	31.71
Production	(8.24)	(9.50)
Transportation	(5.05)	(0.28)
Royalties	(9.94)	(8.81)
Operating netback (1)	15.02	13.12
Risk management gain (loss) (2)	(1.18)	0.03
Operating netback after risk management	13.84	13.15
(1) Refer to “Non-GAAP measures” for the term “operating netbacks”.
(2) Risk management includes realized gains or losses on commodity contracts and excludes unrealized gains or losses on commodity contracts.
The operating netback before commodity price risk management contracts for crude oil, condensate and NGLs during the first quarter of 2018 averaged $15.02/bbl, an increase of 14% from the $13.12/bbl realized during the same period in 2017. The increase between the periods was primarily a result of a 21% increase in oil, condensate and NGL commodity prices and lower production expenses, partially offset by higher transportation and royalty expenses. After including commodity price risk management contracts, operating netback for crude oil, condensate, and NGLs for the three months ended March 31, 2018 was $13.84/bbl compared to $13.15/bbl in the same period in 2017.

Operating Netback - Natural Gas
	Three months ended March 31,
($/mcf)	2018	2017
Sales	2.16	2.87
Production	(1.35)	(1.56)
Transportation	(0.15)	(0.21)
Royalties	0.13	(0.04)
Operating netback (1)	0.79	1.06
Risk management gain (loss) (2)	0.33	0.22
Operating netback after risk management	1.12	1.28
(1) Refer to “Non-GAAP measures” for the term “operating netbacks”.
(2) Risk management includes realized gains or losses on commodity contracts and excludes unrealized gains or losses on commodity contracts.
The operating netback for natural gas before commodity price risk management contracts during the first quarter of 2018 of $0.79/mcf was lower than the $1.06/mcf realized in the same period in 2017. The reduction to the realized netback between the first quarters of 2017 and 2018 was driven by a 25% decrease in realized natural gas prices offset by a decrease in production, transportation and royalty expenses. After including commodity risk management contracts, the operating netback for natural gas for the first quarter of 2018 was $1.12/mcf compared to $1.28/mcf in the same period in 2017.
GENERAL AND ADMINISTRATIVE
Net general and administrative (“G&A”) expenses (after capitalized costs and recoveries) for the three months ended March 31, 2018 were $7.2 million ($2.18/boe), compared to $6.0 million ($1.93/boe) in the comparative 2017 period, an increase of 20%. Net G&A costs increased in the three months ended March 31, 2018, due to a decrease in capital recoveries from partners as a result of an increase in Bellatrix's average working interest in the operated wells drilled and less capital expenditures in the first quarter of 2018 compared to the same period of 2017, as well as workforce restructuring costs.

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General and Administrative Expenses
	Three months ended March 31,
($000s, except where noted)	2018	2017
Gross expenses	10,409	10,205
Capitalized	(2,080)	(2,425)
Recoveries	(1,109)	(1,743)
G&A expenses	7,220	6,037
G&A expenses, per unit ($/boe)	2.18	1.93
INTEREST AND FINANCING CHARGES
For the three months ended March 31, 2018, Bellatrix recorded $9.5 million ($2.87/boe) of interest and financing charges related to amounts outstanding under its Credit Facilities, Convertible Debentures, and Senior Notes (each term as defined below), compared to $9.4 million ($3.01/boe) during the same period in 2017. Interest and financing remained consistent between the first three months of 2017 and 2018 as a result of no significant changes in the amount and components of net debt.

Interest and Financing Charges (1)
	Three months ended March 31,
($000s, except where noted)	2018	2017
Interest on Credit Facilities	678	383
Interest on Convertible Debentures	1,371	1,301
Interest on Senior Notes	7,445	7,716
Interest and financing charges	9,494	9,400
Interest and financing charges ($/boe)	2.87	3.01
(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).
Total net debt at March 31, 2018 of $446.2 million included $56.9 million outstanding under the Credit Facilities, $40.0 million of Convertible Debentures (liability component), $315.5 million of Senior Notes (includes $9.4 million of unrealized foreign exchange loss recognized on the translation of the United States dollar denominated Senior Notes in the three months ended March 31, 2018), and an adjusted working capital deficiency of $33.8 million. Total net debt levels of $446.2 million at March 31, 2018 increased by $10.8 million from $435.4 million at March 31, 2017.

Reconciliation of Total Liabilities to Total Net Debt
	As at March 31,
($000s)	2018	2017
Total liabilities per financial statements	568,896	608,631
Current liabilities (excluding current Credit Facility amounts)	(85,876)	(121,636)
Decommissioning liabilities	(58,467)	(64,232)
Other deferred liabilities	(7,205)	(20,199)
Risk management contract liability	(5,002)	(364)

Adjusted working capital
Current assets	(71,680)	(70,047)
Current liabilities	85,876	163,102
Current Credit Facilities amounts	—	(41,466)
Current portion of other deferred liabilities	(2,930)	(7,818)
Current portion of decommissioning liability	(1,921)	(17,745)
Current portion of risk management contract asset	30,613	7,151
Current portion of risk management contract liability	(6,118)	—
	33,840	33,177
Total net debt (1)	446,186	435,377
Convertible Debentures (liability component)	(39,965)	(37,889)
Net debt (1)	406,221	397,488
(1) Refer to “Capital performance measures” in respect of the terms “total net debt” and “net debt”.

Bellatrix Exploration Ltd.	11

SHARE-BASED COMPENSATION
Bellatrix has an Award Incentive Plan (the “Award Plan”) under which the Company may grant restricted awards (“RAs”) and performance awards (“PAs”) to officers, employees, and other service providers. Awards under the Award Plan may be settled in cash, in common shares of the Company, or a combination thereof. In the case of PAs, settlement is subject to a “payout multiplier” (the payout multiplier shall be based on such corporate performance measures as determined by the Board of Directors (or the Compensation Committee) of the Company) and may range between zero and two times. Under Bellatrix’s Deferred Share Unit Plan, the Company may grant deferred share units ("DSUs") to non-employee directors.

The following table summarizes the DSUs, RAs, and PAs movement for the three months ended March 31, 2018:

	Share Options	DSUs	RAs	PAs
Balance, December 31, 2017	1,622,132	517,898	823,487	573,055
Forfeited	(73,400)	—	(32,495)	(33,194)
Balance, March 31, 2018	1,548,732	517,898	790,992	539,861

The following table provides a summary of the Company’s share-based compensation plans for the three months ended March 31, 2018 and March 31, 2017. Lower share-based compensation expense in the first three months of 2018 compared to 2017 is a result of a decrease in the Company’s share price offset by amortization of awards issued.

Share-based compensation expense
	Three months ended March 31,
($000s)	2018	2017
Share options expense	127	735
DSUs expense (recovery)	(482)	(313)
RAs expense (recovery)	(99)	73
PAs expense (recovery)	(89)	1
Share-based compensation expense (recovery)	(543)	496
DEPLETION AND DEPRECIATION
Depletion and depreciation expense for the three months ended March 31, 2018 was $27.4 million ($8.30/boe) compared to $28.8 million ($9.22/boe) recognized in the same period of 2017. The decrease in the Company’s depletion and depreciation expense, on a per boe basis between the periods, can be attributed to the lower capital cost base stemming from the non-core asset dispositions in 2017 as well as lower future development costs.
For the three months ended March 31, 2018, Bellatrix has included a total of $811 million (2017: $920 million) for future development costs in the depletion calculation and excluded from the depletion calculation a total of $43.8 million (2017: $46.4 million) for estimated salvage.

Depletion and Depreciation
	Three months ended March 31,
($000s, except where noted)	2018	2017
Depletion and depreciation	27,438	28,837
Depletion and depreciation per unit ($/boe)	8.30	9.22
FOREIGN EXCHANGE
Bellatrix incurs gains and losses in relation to the foreign currency translation of its United States dollar denominated Senior Notes. The Senior Notes are translated from the United States dollar to Canadian dollar using the closing foreign exchange rate for the period. Unrealized foreign exchange gains or losses are included in earnings in the period related to the translation of the outstanding balance of the Senior Notes at the end of the period. Realized foreign exchange gains and losses are

Bellatrix Exploration Ltd.	12

recognized as the Senior Notes and other minor foreign currency based transactions are translated and settled during the period.

Foreign exchange
	Three months ended March 31,
($000s)	2018	2017
Realized gain (loss) on foreign exchange	92	(2)
Unrealized gain (loss) on foreign exchange	(9,595)	2,514
Unrealized gain (loss) on foreign exchange contracts	1,504	(809)
Gain (loss) on foreign exchange	(7,999)	1,703
For the three months ended March 31, 2018, Bellatrix recorded a foreign exchange loss of $8.0 million. This was due to the impact of the change over the three months ended March 31, 2018 in the value of the Canadian dollar relative to the United States dollar on the Company’s United States dollar denominated Senior Notes which resulted in an unrealized loss of $9.6 million (2017: $2.5 million gain). This was partially offset by the change in the fair value of its United States foreign exchange forward contract which resulted in an unrealized gain of $1.5 million (2017: $0.8 million loss).
The Company may utilize foreign exchange derivative contracts to manage foreign exchange risks in order to maintain cash flow stability. Foreign exchange derivative transactions are conducted in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivative contracts is limited to the outstanding principal amount of the Senior Notes and the term of foreign exchange contracts is limited to the remaining term of the related Senior Notes.
As at March 31, 2018, the Company had the following United States foreign exchange forward purchase contracts outstanding:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2018	3,000	1.2406	3,722
Fixed	May 14, 2018	3,200	1.2893	4,126
Fixed	May 14, 2020	32,500	1.3076	42,497
Fixed	May 14, 2020	30,000	1.3080	39,240
INCOME TAXES
Deferred income taxes arise from differences between the accounting and tax basis of the Company’s assets and liabilities. For the three months ended March 31, 2018, the Company recognized a deferred income tax recovery of $1.2 million compared to an expense of $4.5 million during the comparative 2017 period. At March 31, 2018 the Company had a total deferred tax asset balance of $49.5 million. The Company recognized a net deferred tax asset based on the independently evaluated reserve report, as cash flows are expected to be sufficient to realize the deferred tax asset. The Company has not recognized a deferred tax asset for the deductible temporary difference associated with $163.1 million (December 31, 2017: $163.4 million) of Canadian resource pools that are restricted through successor rules and the $9.1 million (December 31, 2017: $5.2 million) unrealized allowable capital losses on USD denominated Senior Notes at March 31, 2018.

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At March 31, 2018, Bellatrix had approximately $1.36 billion in tax pools available for deduction against future income as follows:

Tax Pools
		March 31,	March 31,
($000s)	Rate %	2018	2017
Intangible resource pools:
Canadian exploration expenses	100	78,900	115,000
Canadian development expenses	30	630,200	739,000
Canadian oil and gas property expenses	10	65,400	103,400
Foreign resource expenses	10	500	600
Alberta non-capital losses greater than Federal non-capital losses	(Alberta) 100	16,400	16,400
Undepreciated capital cost (1)	6 - 100	415,500	357,700
Non-capital losses (expire through 2033)	100	144,100	144,100
Financing costs	20 Straight-Line	11,600	16,100
		1,362,600	1,492,300
(1) Approximately $385 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.
NET INCOME (LOSS)
For the three months ended March 31, 2018, Bellatrix recognized a net loss of $12.9 million ($0.26 per basic and diluted share), compared to a net income of $13.0 million ($0.26 per basic and $0.23 per diluted share) in the first quarter of 2017. The increase in net loss recorded in the first quarter of 2018 compared to the same period in 2017 was primarily the result of a decrease in the unrealized gain on commodity contracts and a 6% decrease in realized commodity prices, offset partially by an increase in the gain on property dispositions and a decrease in production expenses.
CASH FLOW FROM OPERATING ACTIVITIES AND ADJUSTED FUNDS FLOW
As detailed previously in this MD&A, adjusted funds flow is a capital performance measure that does not have any standardized meaning under GAAP. Bellatrix’s method of calculating adjusted funds flow may differ from that of other companies, and accordingly, may not be comparable to measures used by others.

Reconciliation of Cash Flow from Operating Activities to Adjusted Funds Flow
	Three months ended March 31,
($000s)	2018	2017
Cash flow from operating activities	14,615	8,258
Decommissioning costs incurred	948	602
Change in non-cash working capital	(893)	6,031
Adjusted funds flow	14,670	14,891
Bellatrix’s cash flow from operating activities for the three months ended March 31, 2018 increased to $14.6 million ($0.30 per basic share and diluted share) from $8.3 million ($0.17 per basic share and $0.14 per diluted share) generated in the first quarter of 2017. The increase in cash flow from operating activities between the first quarter of 2017 and 2018 was mainly attributable to a decrease in production expenses, a 6% increase in sales volumes and change in non-cash working capital and was partially offset by a 6% decrease in realized commodity prices.
Bellatrix generated adjusted funds flow of $14.7 million ($0.30 per basic share and diluted share) in the first quarter of 2018, a decrease of 1% from $14.9 million ($0.30 per basic share and $0.26 per diluted share) generated in the comparative 2017 period. The decrease in adjusted funds flow was mainly driven by a decrease of 6% in realized commodity prices and was partially offset by decreased production expenses and a 6% increase in sales volumes.

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Bellatrix maintains a commodity price risk management program to provide a measure of stability to adjusted funds flow. Unrealized mark-to-market gains or losses are non-cash adjustments to the fair market value of the contract over its entire term and are included in the calculation of net profit (loss).

Cash Flow from Operating Activities, Adjusted Funds Flow, and Net Loss
	Three months ended March 31,
($000s, except per share amounts)	2018	2017
Cash flow from operating activities	14,615	8,258
Basic ($/share)	0.30	0.17
Diluted ($/share)	0.30	0.14
Adjusted funds flow	14,670	14,891
Basic ($/share)	0.30	0.30
Diluted ($/share)	0.30	0.26
Net income (loss)	(12,901)	13,049
Basic ($/share)	(0.26)	0.26
Diluted ($/share)	(0.26)	0.23

CAPITAL EXPENDITURES
In 2018, Bellatrix’s strategic priority continues to be focused on profitable resource development in the Spirit River liquids rich natural gas play while maintaining financial strength and liquidity. During the three months ended March 31, 2018, Bellatrix invested $24.2 million in exploration and development projects, compared to $44.0 million in the same period in 2017.

Capital Expenditures
	Three months ended March 31,
($000s)	2018	2017
Lease acquisitions and retention	778	2,473
Geological and geophysical	(27)	359
Drilling and completion costs	21,181	40,151
Facilities and equipment	2,300	995
Capital - exploration and development (1)	24,232	43,978
Facilities transferred	—	5,611
Capital - corporate assets	235	216
Property acquisitions	1	—
Total capital expenditures - cash	24,468	49,805
Property dispositions - cash (2)	(642)	—
Total net capital expenditures - cash	23,826	49,805
Property dispositions - non-cash	(1,088)	—
Other - non-cash capital (3)	(664)	1,414
Total capital expenditures - net (4)	22,074	51,219
(1) Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.
(2) Property dispositions - cash does not include transaction costs.
(3) Other includes non-cash capital adjustments for the current period’s decommissioning liabilities and share based compensation.
(4) Refer to “Non-GAAP measures” for the term “total capital expenditures - net”.
In the first quarter of 2018, capital spending on exploration and development activities of $24.2 million was focused primarily on drilling and completing 6 gross (5.2 net) Spirit River liquids rich natural gas wells and the completion of the Phase 2 expansion project of the Alder Flats Plant.
The Phase 2 expansion project of the Alder Flats Plant was fully commissioned and began selling volumes mid-March. The project more than doubles throughput capacity at the Alder Flats Plant from 110 MMcf/d to 230 MMcf/d and was brought on-stream ahead of schedule and approximately 5% under budget. Completion of Phase 2 adds an incremental 30 MMcf/d ownership capacity net to Bellatrix's 25% working interest and forecasted 2018 production volumes are expected to deliver a reduction in annual average production expenses in 2018 to a range of $7.65/boe to $8.00/boe.

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The revised 2018 capital budget of $55 to $65 million will be directed towards drilling, completion and tie-in activity, primarily in the Spirit River formation and investment in strategic infrastructure projects.
DECOMMISSIONING LIABILITIES

($000s)	Amount
Balance, December 31, 2016	62,844
Incurred on development activities	1,501
Revisions on estimates	3,210
Decommissioning costs incurred	(2,758)
Reversed on dispositions	(5,473)
Accretion expense	1,287
Balance, December 31, 2017	60,611
Incurred on development activities	383
Revisions on estimates	13
Decommissioning costs incurred	(948)
Accretion expense	329
Balance, March 31, 2018	60,388
Environmental stewardship is a core value at Bellatrix and abandonment and reclamation activities continue to be made in a prudent, responsible manner with the oversight of the Reserve, Safety and Environment Committee of the Board. Ongoing abandonment expenditures for all of Bellatrix’s assets are funded entirely out of cash flow from operating activities. Bellatrix’s Liability Management Rating is well within the Alberta Energy Regulator’s ("AER"), the British Columbia Oil and Gas Commission's ("BCOGC") and the Saskatchewan Ministry of Economy ("MOE") requirements.
DEBT
Credit Facilities
At March 31, 2018, the Company had $56.9 million outstanding under its $120 million syndicated revolving credit facilities (the "Credit Facilities”) provided by four institutions. The Credit Facilities are available on an extendible revolving term basis and consist of a $25 million operating facility and a $95 million syndicated facility. The Credit Facilities have an initial term of one year and are extendible annually at the option of the Company, subject to lender approval, with a one year term-out period if not renewed. Availability under the Credit Facilities is subject to a borrowing base test, which is subject to redetermination in May and November of each year, with the next regularly scheduled redetermination to occur in May 2018.
As at March 31, 2018, total outstanding letters of credit were $12.9 million, which reduced the amount otherwise available to be drawn under the Credit Facilities.
The Credit Facilities bear interest at a floating rate. For the three months ended March 31, 2018 the weighted average interest rate for amounts borrowed under the Credit Facilities was 4.13%. The Credit Facilities are secured by a $1.0 billion debenture containing a first ranking charge and security interest. The Company has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.
The agreement governing the Credit Facilities contains market standard terms and conditions, and includes, for instance, restrictions on asset dispositions and hedging. Generally, dispositions of properties to which the Company is given lending value in the determination of the borrowing base require lender approval if the net present value at 10% attributed to all properties sold in a fiscal year exceeds 5% of the borrowing base in effect at the time of such disposition. The aggregate amount hedged under all oil and gas commodity swaps cannot exceed 80% of the Company’s average daily sales volume for the first year of a rolling 3 year period, 70% for the second year of such period or 60% for the third year of such period, with the average daily sales volume being based on the Company’s production for the previous fiscal quarter.

Bellatrix Exploration Ltd.	16

Convertible Debentures
At March 31, 2018 Bellatrix had outstanding $50 million principal amount of 6.75% convertible unsecured subordinated debentures (the “Convertible Debentures”). The Convertible Debentures bear interest at a rate of 6.75% per annum, payable semiannually in arrears on September 30 and March 31 of each year. The maturity date of the Convertible Debentures is September 30, 2021 (the “Maturity Date”). As at March 31, 2018, each $1,000 principal amount of Convertible Debenture was convertible at the option of the holder into approximately 123.4568 common shares of Bellatrix (representing a conversion price of $8.10). The Convertible Debentures are not redeemable prior to September 30, 2019, except in limited circumstances following a Change of Control (as defined by the terms of the indenture governing the Convertible Debentures). On and after September 30, 2019 and prior to September 30, 2020, the Convertible Debentures are redeemable at Bellatrix's option, in whole or in part from time to time, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest thereon, if any, if the weighted average trading price of Bellatrix's common shares for the specified period is not less than 125% of the conversion price. On and after September 30, 2020, the Convertible Debentures are redeemable at Bellatrix's option, in whole or in part from time to time, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest thereon, if any, up to but excluding the date set for redemption. The Convertible Debentures are direct, subordinated unsecured obligations of the Company, subordinated to the Credit Facilities, the Senior Notes and any other senior indebtedness.
Senior Notes
As at March 31, 2018, the Company had outstanding US$250 million of 8.50% senior unsecured notes due May 15, 2020 (the “Senior Notes”). Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part, at specified redemption prices. The Senior Notes are carried at amortized cost, net of debt issuance costs of $7.7 million, which accrete up to the principal balance at maturity using the effective interest rate of 9.6%. The Senior Notes were initially recognized at fair value, net of debt issue costs, and have subsequently been carried at amortized cost.
Senior Notes

($000s)	Amount
Balance, December 31, 2016	324,691
Unrealized foreign exchange gain (1)(2)	(22,079)
Amortization of discount and debt issue costs	2,797
Balance, December 31, 2017	305,409
Unrealized foreign exchange loss (1)(2)	9,358
Amortization of discount and debt issue costs	724
Balance, March 31, 2018	315,491
(1) Exchange rate (CDN$/US$1.00) at March 31, 2018 was 1.2901 (December 31, 2017: 1.2518).
(2) Amount does not include unrealized gain on foreign exchange contracts of $1.5 million (December 31, 2017: $3.9 million loss).
Bellatrix is aware that the Company's outstanding Senior Notes have recently been trading at a discount to par value. In order to reduce future cash interest payments, as well as future amounts due at maturity or upon redemption, Bellatrix may, from time to time, seek to purchase such debt for cash, in exchange for common shares, or for a combination of cash and common shares, in each case in open market purchases and/or privately negotiated transactions. Bellatrix will evaluate any such transactions in light of then-existing market conditions, taking into account the Company's current liquidity and prospects for future access to capital. The amounts involved in any such transactions, individually or in the aggregate, may be material.
Subsequent to March 31, 2018, Bellatrix acquired and cancelled US$10 million of the Senior Notes, issuing 7,081,837 common shares of Bellatrix in exchange. The transaction closed on May 4, 2018.

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Covenants
The agreement governing the Credit Facilities contains a single maintenance financial covenant (referred to below as the Senior Debt Covenant), which requires that the Company maintain a ratio of outstanding Senior Debt to consolidated earnings before interest, taxes, depletion, depreciation and amortization (“EBITDA”), as defined by the terms of the agreement governing the Credit Facilities and adjusted for non-cash charges, for a trailing 12-month period of not more than 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition) (the “Senior Debt Covenant”). As at March 31, 2018, the Company was in compliance with the Senior Debt Covenant with a Senior Debt to EBITDA ratio of 1.31 times.
The following table lists the covenant under the Credit Facilities and the Company’s compliance therewith as at March 31, 2018:

	Covenant as at	Position at
	March 31, 2018	March 31, 2018
Credit Facilities - Senior Debt Covenant	Maximum Ratio
Senior Debt (1) to EBITDA (2) for the last four fiscal quarters	3.00x	1.31	x
(1) “Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes and Convertible Debentures (liability component)). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Borrower. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, Credit Facilities, finance lease obligations, deferred lease inducements, deferred capital obligations, deferred financing obligations and net working capital deficiency (excess), calculated as working capital deficiency excluding current risk management contract assets and liabilities. Senior Debt at March 31, 2018 was $113.7 million.
(2) EBITDA is calculated based on terms and definitions set out in the agreement governing the Credit Facilities which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended March 31, 2018 was $86.9 million.
The indenture governing the Senior Notes does not contain any maintenance financial covenants, but does contain covenants limiting the Company’s ability to incur additional indebtedness, including borrowings under the Credit Facilities, unless one of two alternative tests are satisfied. The first test applies to all future indebtedness and requires that, after giving effect to the incurrence of additional indebtedness, the Company’s fixed charge coverage ratio (which is the ratio of consolidated cash flow to fixed charges (both as defined in the Senior Notes indenture) over the trailing four fiscal quarters) will be at least 2.25 to 1.0. The second test allows the Company to incur additional indebtedness, irrespective of the fixed charge coverage ratio test, as long as the additional indebtedness is incurred under bank facilities (as defined in the Senior Notes indenture, and which includes the Credit Facilities) and generally, the amount thereof is not more than, subject to certain exceptions, the greater of (i) $675 million, and (ii) 35% of adjusted consolidated net tangible assets, or ACNTA, plus $150 million. ACNTA is defined in the indenture governing the Senior Notes and is determined primarily by the value of discounted future net revenues from proved oil and natural gas reserves plus the capitalized cost attributable to the Company’s unevaluated properties. As a result, the Company can currently incur up to $675 million under bank facilities (which include the Credit Facilities) without reference to limitations that would otherwise apply due to the fixed charge coverage ratio test.
The following table lists the covenant under Senior Notes and the Company’s position therewith as at March 31, 2018:

	Covenant as at	Position at
	March 31, 2018	March 31, 2018
Senior Notes - Incurrence Test	Minimum Ratio
Fixed charge coverage (1)	2.25x	2.05	x
(1) Fixed charge coverage is computed as the ratio of fixed charges (as defined in the indenture governing the Senior Notes, fixed charges generally includes interest expense plus paid or accrued dividends, if any) to trailing twelve month consolidated cash flow (as defined in the indenture governing the Senior Notes, consolidated cash flow includes the consolidated net loss and adds back provision for taxes, fixed charges, depletion, and various other non-recurring expenses and charges). For the trailing twelve months ended March 31, 2018, fixed charges were $38.7 million and consolidated cash flow was $79.3 million.

Bellatrix Exploration Ltd.	18

Bellatrix currently has commitments associated with the Credit Facilities outlined above and the commitments outlined under the “Commitments” section.
LIQUIDITY AND CAPITAL RESOURCES
As an oil and gas company, Bellatrix has a declining asset base and therefore relies on ongoing development and acquisitions to replace production and add additional reserves. Future oil and natural gas production and reserves are highly dependent on the success of exploiting the Company’s existing asset base and in identifying or acquiring additional reserves. To the extent Bellatrix is successful or unsuccessful in these activities, cash flow could be increased or decreased. In addition, the Company’s cash flow depends on a number of factors, including commodity prices, sales volumes, production expenses, and royalties.
Bellatrix remains highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current commodity price environment. Bellatrix expects to be able to fund its $55 to $65 million 2018 net capital budget by reinvesting cash flow, asset dispositions and borrowings under its Credit Facilities. Bellatrix continually monitors its capital spending program in light of prevailing commodity prices and the United States/Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations.
In addition to cash flow from operations, the Company’s other main source of liquidity is its Credit Facilities. At March 31, 2018, the Company had $56.9 million outstanding under the Company’s Credit Facilities at a year to date weighted average interest rate of 4.13% and $12.9 million of outstanding letters of credit. The borrowing base under the Company’s Credit Facilities was $120 million. The Credit Facilities have an initial term of one year that is extendible annually at the option of the Company, subject to lender approval, with a one year term-out period if not renewed (refer to “Credit Facilities” above). In addition to the semi-annual borrowing base redeterminations, the Credit Facilities incorporate the Senior Debt Covenant (as discussed above) which also has the ability to effectively limit the Company’s maximum drawings permitted under the Credit Facilities.
Total net debt at March 31, 2018 includes borrowings under the Credit Facilities, Convertible Debentures (liability component), Senior Notes, and the adjusted working capital deficiency. Total net debt excludes unrealized risk management contract assets and liabilities, deferred taxes, other deferred liabilities, deferred capital obligation and decommissioning liabilities.
Total net debt levels of $446.2 million at March 31, 2018 increased by $10.8 million from $435.4 million at March 31, 2017. The increase in total net debt reflects an increase in amounts outstanding under the Credit Facilities offset by a decrease in the Senior Notes from the strengthened CDN$/US$1.00 exchange rate.

Bellatrix Exploration Ltd.	19

Debt to Adjusted Funds Flow Ratio
	Three months ended March 31,
($000s, except where noted)	2018		2017
Shareholders’ equity	761,233		877,502

Credit Facilities	56,890		41,466
Adjusted working capital deficiency (1)	33,840		33,177
Subtotal	90,730		74,643
Senior Notes (mature on May 15, 2020) (2)	315,491		322,845
Net debt (1)	406,221		397,488
Convertible Debentures (liability component)	39,965		37,889
Total net debt (1) at period end	446,186		435,377

Debt to adjusted funds flow ratio (annualized) (3) (1)
Adjusted funds flow (1) (annualized)	58,680		59,564
Net debt (1) to periods adjusted funds flow ratio (annualized) (3)	6.9	x	6.7	x
Total net debt to periods adjusted funds flow ratio (annualized) (3)	7.6	x	7.3	x

Debt to adjusted funds flow ratio (trailing) (1)
Adjusted funds flow (trailing) (1)	58,017		42,932
Net debt (1) to adjusted funds flow ratio (1) (trailing) (4)	7.0	x	9.3	x
Total net debt (1) to adjusted funds flow ratio (1) (trailing) (4)	7.7	x	10.1	x
(1) Refer to “Capital Performance Measures” for the terms “net debt”, “total net debt”, "adjusted working capital deficiency" and "adjusted funds flow".
(2) For the three months ended March 31, 2018, Senior Notes includes unrealized foreign exchange loss of $9.4 million (2017: $2.5 million gain), and does not include an unrealized gain of $1.5 million (2017: $0.8 million loss) on foreign exchange contracts.
(3) For the three months ended March 31, 2018 and 2017, total net debt to period’s adjusted funds flow ratio (annualized) is calculated based upon first quarter adjusted funds flow annualized.
(4) Trailing period adjusted funds flow ratio annualized is based upon the twelve month periods ended March 31, 2018 and March 31, 2017.
As at March 31, 2018 the Company’s ratio of total net debt to annualized adjusted funds flow (based on first quarter adjusted funds flow) was 7.6 times. The total net debt to annualized adjusted funds flow ratio as at March 31, 2018 increased to 7.6 times from 7.3 times at March 31, 2017 primarily due to an increase in total net debt as a result of an increase in the amount outstanding under the credit facilities. In 2018 Bellatrix’s strategic priority continues to be focused on maintaining financial strength and liquidity. The Company continues to preserve liquidity through the prioritized use of adjusted funds flow.
Liquidity Risk
Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt, and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its Credit Facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows to ensure compliance with the Credit Facilities and Senior Debt Covenant described above.
Future liquidity depends primarily on cash flow generated from operations, availability under the Credit Facilities and Bellatrix’s ability to comply with the Senior Debt Covenant and other covenants contained therein (as outlined above in “Covenants”), and the ability to access debt and equity markets.
Amounts outstanding under the Credit Facilities were $56.9 million and total outstanding letters of credit were $12.9 million at March 31, 2018. Bellatrix also has Senior Notes and Convertible Debentures outstanding with fixed interest rates (as outlined above in “Senior Notes” and “Convertible Debentures”), which mature on May 15, 2020 and September 30, 2021, respectively. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.

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From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs. As at March 31, 2018, the Company has the ability to offer to sell up to an additional $470.8 million in securities under its $500 million Shelf Prospectus, which expires on June 30, 2018. Bellatrix expects to renew the Shelf Prospectus prior to expiry.
There can be no assurance that future debt or equity financing, additional credit under the Credit Facilities, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix.
As at May 8, 2018, Bellatrix had outstanding a total of 1,541,132 options at an average exercise price of $15.67 per share and had 56,459,863 common shares outstanding. Additionally, Bellatrix had 517,898 DSUs, 539,861 PAs and 838,187 RAs outstanding as of May 8, 2018. Awards under the Award Plan may be settled in cash, in common shares of the Company, or a combination thereof.
In addition, as at May 8, 2018, there was $50 million principal amount of Convertible Debentures outstanding which are convertible, at the option of the holder, into approximately 6,172,840 common shares of the Company based on a conversion price of $8.10 per share. The Company may elect to issue common shares of the Company to satisfy the obligation to repay, in whole or in part, the principal amount of the Convertible Debentures upon redemption or maturity of the Convertible Debentures (any accrued and unpaid interest on such redemption or maturity will be paid in cash). The exact number of common shares of the Company that may be issuable on redemption or maturity would be determined by dividing the principal amount of the Convertible Debentures by 95% of the current market price of the common shares on the redemption date or maturity date, as applicable.
Credit Risk
Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.
A substantial portion of Bellatrix’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Bellatrix currently sells substantially all of its production to ten primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $11.3 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix mitigating its exposures to certain counterparties by obtaining financial assurances or reducing credit where it is deemed warranted and permitted under contractual terms.
Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future partners and joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties. In the event such entities fail to meet their contractual obligations to Bellatrix, such failures may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in Bellatrix’s ongoing capital program, potentially delaying the program and the results of such program until Bellatrix finds a suitable alternative partner.

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COMMITMENTS
The Company had the following contractual maturities of liabilities as at March 31, 2018:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities	74,907	74,907	—	—	—
Risk management liability	11,120	6,118	5,002	—	—
Credit Facilities - principal	56,890	—	56,890	—	—
Convertible Debentures(1)	50,000	—	—	50,000	—
Senior Notes(1)	322,525	—	322,525	—	—
Finance lease obligation	6,597	990	945	925	3,737
Total	522,039	82,015	385,362	50,925	3,737
(1) Principal amount of the instruments.
Off-Balance Sheet Arrangements
The Company has certain fixed-term lease agreements, primarily compressor and office space leases, which were entered into in the normal course of operations. Additionally, Bellatrix leases certain production facilities from a third party midstream company. Bellatrix maintains operatorship and preferential access to the facilities for its operated production volumes and retains, at its sole discretion, the option to repurchase the facilities at any time during the agreement period. Pursuant to the agreement, Bellatrix will pay an annual rental fee over the duration of the agreement.
All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses, depending on the nature of the lease. The lease agreements for office space do not currently provide for early termination. No asset or liability value has been assigned to these leases in the balance sheet as of March 31, 2018.
Bellatrix and Keyera Partnership ("Keyera") previously entered into a midstream services and governance agreement pursuant to which Bellatrix has exclusive access to the purchased capacity (approximately 80.5 MMcf/d post commissioning of Phase 2) for a term of 10 years, and will remain the operator of the Alder Flats Plant.  In exchange for exclusive access to the purchased capacity during the term, Keyera will be entitled to receive, on an annual basis, a guaranteed fee calculated with reference to the capital fees that Keyera will otherwise receive in accordance with the terms of the construction, ownership and operation agreement governing the Alder Flats Plant.

OUTLOOK AND 2018 CORPORATE GUIDANCE
On April 3, 2018, Bellatrix announced a reduction to its 2018 capital expenditure budget aimed at preserving balance sheet strength and liquidity, while optimizing production levels. The updated budget contemplates a range of capital expenditures in 2018 of between $55 million to $65 million (down from a range of $65 million to $80 million). Bellatrix's current 2018 guidance is summarized in the table below:

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	Current 2018 Annual Guidance (April 3, 2018)	Previously set 2018 Annual Guidance (December 14, 2017)
Production (boe/d)
2018 Average daily production	34,000 - 35,500	35,000 - 37,000
Average product mix
Natural gas (%)	74	74
Crude oil, condensate and NGLs (%)	26	26
Net capital expenditures ($000’s)(1)
Total net capital expenditures	55,000 - 65,000	65,000 - 80,000
Production expense ($/boe)(2)	7.65 - 8.00	7.50 - 7.90
(1) Net capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions. Net capital spending also excludes the previously received prepayment portion of Bellatrix's partner’s 35% share of the cost of construction of Phase 2 of the Alder Flats Plant during calendar 2018.
(2) Production expenses before net processing revenue/fees
Bellatrix plans to fund its 2018 capital budget by reinvesting cash flow, asset dispositions and borrowings under its Credit Facilities. The 2018 capital program will remain flexible and focused on optimizing forecast return on invested capital through focused development of the Spirit River liquids rich natural gas play and higher liquids weighted opportunities in the Cardium play.
Bellatrix is in active discussions with the members of its revolving lending syndicate as part of the semi-annual borrowing base redetermination process, and is also in discussions with potential new lenders with a view to providing additional liquidity to the Company. Bellatrix expects the borrowing base redetermination to be completed by the end of May.

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES
The reader is advised that the critical accounting estimates, policies, and practices as described in the Company’s MD&A for the year ended December 31, 2017 continue to be critical in determining Bellatrix’s financial results as of March 31, 2018, except for the matters discussed below.
The Company adopted IFRS 9 - Financial Instruments (“IFRS 9”) effective January 1, 2018. IFRS 9 replaces IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 introduces new requirements for the classification and measurement of financial assets, amends the requirements related to hedge accounting, and introduces a forward-looking expected loss impairment model. The adoption of this standard has no impact on the Company’s financial statements on the date of adoption, or for comparative periods. There was no change in the carrying amounts recognized under IAS 39, despite the new measurement categories stipulated under IFRS 9. The Company has applied IFRS 9 retrospectively, without restatement.
The Company adopted IFRS 15 “Revenue from Contracts with Customers” with a date of initial application of January 1, 2018. Bellatrix used the cumulative effect method to adopt the new standard. Bellatrix has reviewed its revenue streams and major contracts with customers using the IFRS 15 five-step model and there are no material changes to the timing or amounts of revenue recognized.
LEGAL, ENVIRONMENTAL REMEDIATION AND OTHER CONTINGENT MATTERS
The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceeding related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position or results of operations.

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The Company reviews legal, environmental remediation and other contingent matters to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated. When the loss is determined, it is charged to earnings. The Company’s management monitors known and potential contingent matters and make appropriate provisions by charges to earnings when warranted by the circumstances.
With the above risks and uncertainties the reader is cautioned that future events and results may vary substantially from that which Bellatrix currently foresees.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s President and Chief Executive Officer (“CEO”) and Executive Vice President and Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, disclosure controls and procedures (as defined in Rules 13(a) - 15(e) and 15d - 15(e) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”)) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s CEO and CFO by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings (as these terms are defined in NI 52-109) or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.
Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting (as defined in Rules 13(a) - 15(f) and 15(d) - 15(f) under the Exchange Act and NI 52-109). Internal control over the Company’s financial reporting is a process designed by, or designed under the supervision of, our CEO and our CFO, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for the external purposes in accordance with GAAP.
The Company is required to disclose herein any change in the Company’s internal control over financial reporting that occurred during the period commencing on January 1, 2018 and ended March 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There has been no change in the Company’s internal control over financial reporting that occurred during the period commencing January 1, 2018 and ended March 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
It should be noted that a control system, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure controls and procedures and internal controls over financial reporting will prevent all errors or fraud.

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SENSITIVITY ANALYSIS
The table below shows sensitivities to adjusted funds flow as a result of product price, exchange rate, and interest rate changes. This determination is based on actual average prices received for the first quarter of 2018 and average production volumes of 36,740 boe/d during that period, as well as the same level of debt outstanding as at March 31, 2018. Diluted weighted average shares are based upon the first quarter of 2018. These sensitivities are approximations only, and not necessarily valid under other significantly different production levels or product mixes. Commodity price risk management activities can significantly affect these sensitivities. Changes in any of these parameters will affect funds flow as shown in the table below:

	Adjusted Funds Flow (1) (Annualized)	Adjusted Funds Flow (1) (Per Diluted Share)
Sensitivity Analysis	($000s)	($)
Change of US $1/bbl (2)	3,200	0.07
Change of $0.10/ mcf (2)	6,300	0.13
Change in prime of 1%	600	0.01
Change of US $0.01 CDN/ US exchange rate	800	0.02
(1) Refer to “Non-GAAP measures” in respect of the term “adjusted funds flow”.
(2) Commodity price risk management activities are excluded from adjusted funds flow sensitivity calculations.

SELECTED QUARTERLY INFORMATION
The following table sets forth selected financial information of the Company for the quarters in 2018, 2017 and 2016.

2018 - Quarter ended (unaudited) ($000s, except per share amounts)	March 31
Total revenue (1)	66,215
Cash flow from operating activities	14,615
Cash flow from operating activities per share
Basic	$0.30
Diluted	$0.30
Adjusted funds flow (1)	14,670
Adjusted funds flow per share (1)
Basic	$0.30
Diluted	$0.30
Net profit (loss)	(12,901)
Net profit (loss) per share
Basic	($0.26)
Diluted	($0.26)
Total net capital expenditures - cash	23,826
2017 - Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Total revenue (1)	66,024	74,325	48,153	60,897
Cash flow from operating activities	8,258	10,495	23,031	13,425
Cash flow from operating activities per share
Basic	$0.17	$0.21	$0.47	$0.27
Diluted	$0.14	$0.21	$0.47	$0.27
Adjusted funds flow (1)	14,891	19,347	8,300	15,700
Adjusted funds flow per share (1)
Basic	$0.30	$0.39	$0.17	$0.32
Diluted	$0.26	$0.39	$0.17	$0.32
Net profit (loss)	13,049	(69,236)	(22,124)	(13,053)
Net profit (loss) per share
Basic	$0.26	($1.40)	($0.45)	($0.26)
Diluted	$0.23	($1.40)	($0.45)	($0.26)
Total net capital expenditures - cash	49,805	(25,741)	24,238	26,151
(1) Refer to “Capital performance measures” and “Non-GAAP measures” in respect of the term “adjusted funds flow”, “adjusted funds flow per share”, and “total revenue”.

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2016 - Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Total revenue (1)	55,158	48,285	56,524	67,907
Cash flow from operating activities	10,333	7,675	2,425	17,114
Cash flow from operating activities per share
Basic	$0.27	$0.20	$0.05	$0.35
Diluted	$0.27	$0.20	$0.05	$0.35
Adjusted funds flow (1)	12,876	9,048	10,556	8,437
Adjusted funds flow per share (1)
Basic	$0.34	$0.23	$0.23	$0.17
Diluted	$0.34	$0.23	$0.23	$0.17
Net profit (loss)	19,347	(55,193)	(13,907)	23,085
Net profit (loss) per share
Basic	$0.50	($1.42)	($0.31)	$0.47
Diluted	$0.50	($1.42)	($0.31)	$0.47
Total net capital expenditures - cash	28,927	(69,917)	(98,781)	(80,407)
(1) Refer to “Capital performance measures” and “Non-GAAP measures” in respect of the term “adjusted funds flow”, “adjusted funds flow per share”, and “total revenue”.
In the first quarter of 2018 sales volumes increase to 36,740 boe/d compared to 34,750 boe/d in the comparative 2017 period. The Company's total revenue generated in the quarter remained consistent at $66.2 million in the first quarter of 2018 compared to $66.0 million in the first quarter of 2017 as a result of a 6% increase in production volumes offset by a 6% decrease in realized average commodity prices. Bellatrix incurred $23.8 million of total cash capital expenditures in the first quarter of 2018 compared to $49.8 million in the comparative 2017 period. Bellatrix focused its capital activity in the first quarter primarily on drilling and completion projects and on expenditures related to the construction of Phase 2 of the Alder Flats Plant. Bellatrix drilled 6 gross (5.2 net) Spirit River liquids rich natural gas wells.
In the fourth quarter of 2017, sales volumes increased to 37,077 boe/d compared to 31,888 boe/d in the comparative 2016 period. The Company's total revenue generated in the quarter decreased to $60.9 million in the fourth quarter of 2017 from $67.9 million in the fourth quarter of 2016 as a result of a 24% decline in realized average commodity prices. In the three months ended December 31, 2017, the Company's total cash capital expenditures were $26.2 million compared to $24.8 million in the comparative 2016 period. Bellatrix focused its capital activity in the fourth quarter on drilling and completion projects and on the construction of the Phase 2 expansion project of the Alder Flats Plant. Bellatrix drilled 2 gross (1.9 net) Spirit River liquids rich natural gas wells.
In the third quarter of 2017, Bellatrix reduced amounts outstanding under its Credit Facilities to $8.3 million. Total net debt was $399.8 million at September 30, 2017. Bellatrix incurred $39.7 million of total cash capital expenditures in the third quarter of 2017 compared to $17.2 million in the comparative 2016 period. Bellatrix focused its capital activity in the third quarter primarily on drilling and completion projects and on expenditures related to the construction of Phase 2 of the Alder Flats Plant. The Company drilled and/or participated in 13 gross (8.4 net) Spirit River liquids rich gas wells, 1 gross (1.0 net) Cardium well, and 2 gross (0.8 net) non-operated Ellerslie liquids rich natural gas wells compared to 4 gross (2.3 net) Spirit River liquids rich gas wells in the comparative 2016 period. Sales volumes increased to 37,710 boe/d in the third quarter of 2017 compared to 34,409 boe/d in the 2016 period.
In the second quarter of 2017, Bellatrix reduced amounts outstanding on its Credit Facilities and reduced its working capital deficiency by approximately $45.8 million from the first quarter of 2017 through the use of proceeds from the non-core Strachan asset sale. In the three months ended June 30, 2017, the Company’s total net cash capital expenditures were negative $25.7 million, compared to negative $69.9 million in the second quarter of 2016, primarily as a result of the smaller asset dispositions in the second quarter 2017 compared to 2016. Total revenue increased 54% to $74.3 million in the three months ended June 30, 2017 from $48.3 million in the three months ended June 30, 2016 due to improved commodity prices in the period. The

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Company drilled 2 gross (1.2 net) wells, compared to nil wells drilled in the comparative 2016 period. Drilling in the first half of 2017 was offset by non-core property dispositions in the fourth quarter of 2016 and sales volumes remained consistent at 37,916 boe/d in the second quarter of 2017 compared to 38,000 boe/d in the 2016 period.
In the first quarter of 2017, Bellatrix drilled and/or participated in thirteen gross (10.6 net) wells. Total net cash capital expenditures were $49.8 million in the three months ended March 31, 2017, compared to a negative $80.4 million in the three months ended December 31, 2016, as a result of non-core property sale in the fourth quarter of 2016. The non-core property sales also reduced sales volumes by 10% from 38,467 in the first quarter of 2016 to 34,750 in the first quarter of 2017. Total revenue increased 20% to $66.0 million in the three months ended March 31, 2017, from $55.2 million in the three months ended March 31, 2016 due to improved commodity prices in the period, partially offset by decreased sales volumes.

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CONVERSION: The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

NON-GAAP MEASURES: Throughout Bellatrix’s MD&A, the Company uses terms that are commonly used in the oil and natural gas industry, but do not have a standardized meaning presented by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to the calculations of similar measures for other entities. Management believes that the presentation of these non-GAAP measures provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from total revenue. Management believes this measure is a useful supplemental measure of the amount of total revenue received after transportation, royalties and operating expenses. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Total capital expenditures - net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation. Bellatrix’s method of calculating these measures may differ from other companies, and accordingly, may not be comparable to measures used by others.

CAPITAL PERFORMANCE MEASURES: In addition to the non-GAAP measures described above, there are also terms that have been reconciled in the Company’s financial statements to the most comparable IFRS measures. These terms do not have any standardized meaning prescribed by IFRS and therefore may not be comparable with the calculations of similar measures for other entities. These terms have been referenced in the Company’s MD&A and financial statements. These terms are used by management to analyze operating performance on a comparable basis with prior periods and to analyze the liquidity of the Company.

This MD&A contains the term “adjusted funds flow” which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to adjusted funds flow or adjusted funds flow per share may not be comparable with the calculation of similar measures for other entities. Management uses adjusted funds flow to analyze operating performance and leverage and considers adjusted funds flow to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. adjusted funds flow is calculated as cash flow from operating activities, excluding decommissioning costs incurred and changes in non-cash working capital incurred. The reconciliation between cash flow from operating activities and adjusted funds flow can be found in this MD&A. adjusted funds flow per share is calculated using the weighted average number of shares for the period. This MD&A also contains the terms “net debt”, “total net debt”, and “adjusted working capital deficiency”, which also are not recognized measures under GAAP. Therefore reference to total net debt, net debt and adjusted working capital deficiency may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligations, long-term risk management contract liabilities, decommissioning liabilities, and deferred tax liabilities. Total net debt includes the adjusted working capital deficiency, Senior Notes (as defined below), the liability component of the Convertible Debentures (as defined below), and the Credit Facilities (as defined below). Net debt excludes the liability component of the Convertible Debentures. Adjusted working capital deficiency is a non-GAAP measure calculated as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities and the current decommissioning liability. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt.

Note: the per share figures included throughout this MD&A reflect the results as if the 5:1 common share consolidation that was completed on July 1, 2017 applied to all periods.

FORWARD LOOKING STATEMENTS: Certain information contained herein and in the accompanying report to shareholders may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words “position”, “continue”, “opportunity”, “expect”, “plan”, “maintain”, “estimate”, “assume”, “target”, “believe” “forecast”, “intend”, “strategy”, “will”, “elect”, “anticipate”, “enhance” and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning management's assessment of future plans, the intent to continue Bellatrix's commodity price risk management strategies, focusing on maintaining sufficient cash flow to fund Bellatrix’s capital expenditure program, expectations with respect to future commodity prices and the various factors that may affect commodity prices, the expected annualized interest savings of approximately $1.1 million resulting from the note exchange completed on May 4, 2017, the intent to focus on profitable resource development in the Spirit River play while maintaining financial strength and liquidity, expectations regarding future reductions in per unit production expenses, the expectation that the revised 2018 capital budget of $55 to $65 million will be directed towards drilling, completion and tie-in activity, primarily in the Spirit River formation and investment in strategic infrastructure projects, the expectation to be able

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to fund Bellatrix's 2018 net capital budget by reinvesting cash flow, asset dispositions and borrowings under its Credit Facilities, Bellatrix's intent to preserving balance sheet strength and liquidity, while optimizing production levels, the intent that the 2018 capital program will remain flexible and focused on optimizing forecast return on invested capital through focused development of the Spirit River liquids rich natural gas play and higher liquids weighted opportunities in the Cardium play and expected 2018 average daily production including the expected commodity mix. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on May 8, 2018 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports, including under the heading “Risk Factors” in the Company’s annual information form for the year ended December 31, 2017, on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bxe.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

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